www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2025/12/04: UMC and Polar Collaborate to Meet Growing Demand for U.S. Onshore Semiconductor Manufacturing

99.2 Announcement on 2025/12/04: November Revenue

Exhibit 99.1

UMC and Polar Collaborate to Meet Growing Demand for U.S. Onshore Semiconductor Manufacturing

1. Date of occurrence of the event: 2025/12/04

2. Counterparty to the contract or commitment: Polar Semiconductor, LLC (“Polar”)

3. Relationship with the Company: No

4. Starting and ending dates (or rescission date) of the contract or commitment:

Both parties signed the MOU on 2025/12/04

5. Major content (not applicable where rescinded):

UMC and Polar have signed a MOU to explore collaboration on delivering scalable U.S.-based 8-inch production of high-quality wafers

6. Restrictive covenants (not applicable where rescinded): No

7. Commitment (not applicable where rescinded): No

8. Any other important agreement (not applicable where rescinded): No

9. Effect on company finances and business:

This MOU confirms the consensus of collaboration between the two parties and there has been no significant impact on the Company's finances and business.

If both parties sign a formal agreement, the details and terms of the collaboration shall be based on the material information officially announced by our company.

10. Concrete purpose/objective:

Enhance the company’s resilience to changes in the global political and economic environment in order to address our customers’ needs for more made-in-USA chips.

11. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 8 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.):

UMC and Polar Collaborate to Meet Growing Demand for U.S. Onshore Semiconductor Manufacturing

HSINCHU, Taiwan, and BLOOMINGTON, Minn., December 4, 2025 – United Microelectronics Corporation (NYSE: UMC: TWSE: 2303) (“UMC”), a leading global semiconductor foundry, and Polar Semiconductor, LLC (“Polar”), a U.S.-owned and operated foundry specializing in high-voltage, power, and sensor technologies, today announced they have signed a Memorandum of Understanding (MOU) to explore collaboration on delivering scalable U.S.-based 8-inch production of high-quality wafers that are essential across pillar industries including automotive, data centers, consumer electronics, and aerospace & defense.

Under the MOU, Polar and UMC will identify devices for Polar to manufacture at its recently expanded 8-inch facility in Minnesota. By combining Polar’s proven manufacturing capabilities with UMC’s comprehensive 8-inch technology portfolio and global customer base, this partnership is set to drive growth for both companies while supporting customers’ multi-sourcing strategies. In addition, the collaboration will strengthen 8-inch wafer manufacturing in the U.S., contributing to supply chain resilience amid shifting geopolitical dynamics and ensuring a secure domestic supply of power semiconductors critical to automotive, electric grids, robotic manufacturing, data centers, and more.

Ken Obuszewski, Vice President of Marketing of Polar, said, “This partnership is aligned with Polar’s strategy to meet the growing demand for domestic manufacturing, including the need to onshore semiconductor solutions from U.S. and global customers. With deep foundry customer relationships and a robust portfolio of specialized technologies, partnership with UMC is proof of

Polar’s capability to be a value-added silicon foundry in specialized technologies focused on power and sensors.”

Oliver Chang, Senior Vice President of Global Sales of UMC, said, “UMC is committed to enabling our customers’ success through a broad range of foundry technologies and geographically diverse manufacturing options. We are excited to collaborate with Polar to explore new applications and markets. This partnership directly addresses our customers’ needs for more made-in-USA chips, reflecting UMC’s dedication to delivering value through innovative solutions and mutually beneficial partnerships.”

Exhibit 99.2

United Microelectronics Corporation

December 4, 2025

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of November 2025.

1)
Sales volume (NT$ Thousand)

Period	Items	2025	2024	Changes	%
November	Net sales	21,233,847	20,049,182	1,184,665	5.91%
Year-to-Date	Net sales	218,272,475	213,336,766	4,935,709	2.31%

2)
Funds lent to other parties (NT$ Thousand): None

3)
Endorsements and guarantees (NT$ Thousand)

Balance as of period end

This Month

	(actual amount provided)

Last Month

		(actual amount provided)	Limit of lending
UMC	0	0	162,477,099
Note: Since USC(Xiamen)’s syndicated loan from banks has been prepaid early, the Company’s endorsement to USC(Xiamen)’s syndicated loan from banks is released.
4)
Financial derivatives transactions:

a Not under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	188,040	0
Fair Value	0	0	(1,836)	0
Net profit (loss) from Fair Value	0	0	(799)	0
Written-off Trading
Contracts	0	0	5,090,615	0
Realized profit (loss)	0	0	787	0